Exhibit 99.1


Ciba Specialty             Ciba                            Ciba Specialites
Chemicals Inc.             Spezialitaetenchemie AG         Chimiques SA Suisse
Switzerland                Schweiz


                                                        CIBA [GRAPHIC OMITTED]

Page 1 of 9
August 20, 2003
Basel, Switzerland

News Release: First half results 2003
-------------------------------------

Ciba Specialty Chemicals resists challenging environment

o Sales growth of 2% in local markets (-8% in CHF) despite adverse environment

o Profitability as expected lower than peak periods in 2002 due to negative currency influences; net income at CHF 193 million

o    Sustainable strong balance sheet

o    Accelerated investments in future growth

FINANCIAL HIGHLIGHTS (in millions of Swiss francs, except per share data)

-------------------------------------------------------------------------------

FIRST HALF TO FIRST HALF COMPARISONS (unaudited)
-------------------------------------------------------------------------------
                                                                                                 Change in %
                                                                                             --------------------
Six months ended June 30,                                                                                   Local
                                                                      H1 2003     H1 2002           CHF  curr.(a)
-----------------------------------------------------------------------------------------------------------------
Net sales                                                               3 379       3 682            -8        +2
Gross profit                                                            1 084       1 246           -13
Operating income (EBIT)                                                   327         426           -23        +2
Net income                                                                193         224           -14
Earnings per share, basic and diluted                                    2.81        3.30           -15
EBITDA(b)                                                                 507         622           -19        +2
EBITDA margin(c)                                                         15.0%       16.9%
Operating income margin(d)                                                9.7%       11.6%
Net cash provided by operating activities                                 244         481           -49
Free cash flow(e)                                                          44         277           -84
Net debt(f)                                                             1 523       1 738           -12
Research and development expenditures                                     139         148            -6
Number of employees at period end                                      18 959      19 092            -1
-----------------------------------------------------------------------------------------------------------------

2ND QUARTER TO 2ND QUARTER COMPARISONS (unaudited)
-----------------------------------------------------------------------------------------------------------------
                                                                                                 Change in %
                                                                                             --------------------
Three months ended June 30,                                                                         CHF     Local
                                                                      Q2 2003     Q2 2002                curr.(a)
-----------------------------------------------------------------------------------------------------------------
Net sales                                                               1 701       1 876            -9        -1
Gross profit                                                              539         644           -16
Operating income (EBIT)                                                   158         224           -30       -10
Net income                                                                 85         116           -27
EBITDA(b)                                                                 248         322           -23        -7
EBITDA margin(c)                                                         14.6%       17.2%
Operating income margin(d)                                                9.2%       12.0%
------------------------------------------------------------------------------------------------------------------

See Consolidated Financial Highlights and Notes to News Release at the end of this News Release. Please note that all footnote references in this News Release are to the corresponding footnotes in the Notes to News Release section.

CIBA SPECIALTY CHEMICALS TODAY ANNOUNCED THAT IT HAD INCREASED SALES, OPERATING INCOME AND EBITDA DURING THE FIRST HALF OF 2003 IN LOCAL CURRENCIES, EACH BY 2 PERCENT, COMPARED TO THE SAME PERIOD LAST YEAR. FOUR OF THE COMPANY'S FIVE BUSINESS SEGMENTS EQUALED OR INCREASED SALES IN LOCAL CURRENCIES COMPARED TO THE FIRST HALF OF 2002. THESE RESULTS WERE ACHIEVED DESPITE THE EXPECTED CONTINUED VOLATILITY IN GLOBAL MARKETS.

BOTH THE SWISS FRANC AND THE EURO STRENGTHENED CONSIDERABLY AGAINST MOST MAJOR TRADING CURRENCIES DURING THE FIRST HALF, PARTICULARLY AGAINST THE WEAKENING U.S. DOLLAR. IN ADDITION, THE RESULTS ARE COMPARED TO THE PEAK PERIODS IN 2002. THIS LED TO LOWER FIRST HALF RESULTS IN SWISS FRANCS FOR SALES (CHF
3.379 BILLION, -8 PERCENT), OPERATING INCOME (CHF 327 MILLION, -23 PERCENT;
9.7 PERCENT OF SALES) AND EBITDA (CHF 507 MILLION, -19 PERCENT; 15.0 PERCENT OF SALES). NET INCOME REACHED CHF 193 MILLION (CHF 2.81 PER BASIC AND DILUTED SHARE). FREE CASH FLOW WAS BELOW LAST YEAR'S FIRST HALF LEVEL.

THE COMPANY'S ANSWER TO THE TOUGH ECONOMIC ENVIRONMENT INCLUDES FIRM COST MANAGEMENT. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES WERE REDUCED BY 8 PERCENT IN SWISS FRANCS IN THE FIRST HALF, FOSTERED BY THE RESULTS OF THE EARLIER "FIT FOR GROWTH!" PROGRAM. NET INTEREST EXPENSE WAS REDUCED BY 24 PERCENT. THE COMPANY ACTED IMMEDIATELY WITH TEMPORARY PLANT SHUTDOWNS WHEN CUSTOMER DE-STOCKING TRENDS BECAME VISIBLE TOWARDS THE END OF THE SECOND QUARTER, THUS COUNTERING INVENTORY BUILD-UPS.

THE COMPANY IS ALSO FOCUSING ON INITIATIVES WHICH STRENGTHEN ITS FUTURE
POSITIONING: CIBA SPECIALTY CHEMICALS IS ACCELERATING THE IMPLEMENTATION OF GROWTH PROJECTS INTRODUCED THIS YEAR WITH THE PROGRAM "MANAGING FOR GROWTH" AS WELL AS INVESTING FOR THE FUTURE BY BUILDING AN INCREASED PRESENCE IN THE MIDDLE EAST, EASTERN EUROPE AND ASIA. ADDITIONALLY, ANNUAL FUNDING FOR THE RESEARCH FUND IS BEING INCREASED BY 50 PERCENT TO CHF 15 MILLION AND A NEW EXPERT SERVICES BUSINESS UNIT WILL BE ESTABLISHED.

THE SECOND HALF OF 2003 IS PROVING TO BE MORE DIFFICULT THAN ANTICIPATED AT THE BEGINNING OF THE YEAR. THERE ARE STILL NO CLEAR SIGNALS OF AN ECONOMIC RECOVERY IN THE SECOND HALF, WHICH HAD BEEN A KEY ASSUMPTION OF PAST FORECASTS. CIBA SPECIALTY CHEMICALS NONETHELESS CONTINUES TO EXPECT LOCAL CURRENCY SALES ABOVE LAST YEAR'S LEVEL FOR THE FULL YEAR 2003. THE EBITDA MARGIN IN SWISS FRANCS IS EXPECTED TO REMAIN SOMEWHAT WEAKER THAN LAST YEAR. THE COMPANY IS TAKING FIRM STEPS IN THIS DIFFICULT ENVIRONMENT TO REACH NET INCOME OF AROUND LAST YEAR'S LEVEL AND TO PUSH FOR A FREE CASH FLOW OF AROUND CHF 500 MILLION. THESE FORECASTS ARE DEPENDENT ON RELATIVELY STABLE CURRENCY EXCHANGE RATES VIS-A-VIS THE SWISS FRANC AND NO FURTHER WORSENING OF GLOBAL ECONOMIC CONDITIONS.

Armin Meyer, Chairman and CEO of Ciba Specialty Chemicals, judges the past months as very challenging, particularly the second quarter: "Margins and the absolute level of earnings and cash flow are lower than what we would like to see. Our financial strength and our early steps towards a simplified structure, however, helped us considerably during this difficult period to achieve acceptable results. We are firmly addressing the continuing market challenges, both through short-term actions and, more importantly, through initiatives which strengthen the Company in the longer run."

LOCAL SALES UP DESPITE ADVERSE ENVIRONMENT

The first half of 2003 was severely impacted by the strengthening of both the Swiss franc and the euro against most major trading currencies. The Swiss franc appreciated against the U.S. dollar by 18 percent. Since the U.S. is the Company's largest market, this had a substantial impact on sales and profitability. Sales in local currencies for the first half of 2003 were 2 percent higher than the previous year. Volume increased 5 percent; price reductions were 3 percent. Due to a strong currency effect of 10 percent, sales in Swiss francs were 8 percent lower, reaching CHF 3.379 billion. Geographically, in the first half of 2003, sales in Asia-Pacific rose by 6 percent in local currencies (-5 percent in Swiss francs) with particular strength seen in China and Japan; in Europe, sales were 1 percent higher (+1 percent in Swiss francs); and in the Americas, sales were 1 percent lower (-20 percent in Swiss francs).

Compared to the second quarter of 2002, which was the peak quarter last year, sales were 9 percent lower in Swiss francs. Between the first and second quarters in 2003, however, sales in Swiss francs increased by 1 percent on strength in Asia (+8 percent in Swiss francs) and Europe (+1 percent in Swiss francs). Towards the end of the second quarter, the Company noticed some weakening in the U.S. and U.K. markets stemming from customer de-stocking trends.

EFFICIENCY IMPROVEMENT PROJECTS REDUCE MARGIN PRESSURE

Gross profit totaled CHF 1.084 billion during the first half of 2003 (-13 percent in Swiss francs). In addition to the reduced cost base implemented as part of the "Fit for Growth!" program, further productivity improvements were made in the first half of 2003, and increased volumes led to a higher capacity utilization rate in the first quarter. This, however, could not compensate for the effects of increases in raw material prices in certain segments, unfavorable currency exchange rates and pressure on sales prices. Raw material price increases were seen primarily in the Plastic Additives and Water & Paper Treatment business segments. It now appears that the peak of those increases passed during the second quarter.

Operating income (EBIT) in the first half of 2003 was 2 percent higher in local currencies compared to the first half of 2002. There was a 25 percent negative impact on EBIT as the result of adverse currency exchange rates. EBIT totaled CHF 327 million (9.7 percent of sales) versus last year's total of CHF 426 million (11.6 percent of sales).

The Company's early and proactive steps to reduce costs over the past two years helped to lower selling, general and administrative costs during the first half of 2003 by 8 percent in Swiss francs. This allowed the Company to absorb higher costs associated with increased volume growth, normal inflationary cost increases and the expected higher costs for pension fund contributions, insurance and the change of accounting of share based remuneration. To mitigate margin pressure the Company further pushed actions in the area of discretionary spending, recruitment and renegotiation of raw material contracts.

EBITDA increased by 2 percent in local currencies during the first half of 2003. In Swiss francs, it reached CHF 507 million (15.0 percent of sales) compared to last year's total of CHF 622 million (16.9 percent of sales).

Research and development costs as a percentage of sales increased slightly during the first half to 4.1 percent (from 4.0 percent).

SOLID FINANCIAL MANAGEMENT HELPS KEEP NET INCOME AT CHF 193 MILLION

Net interest expense was reduced by 24 percent in the first half of 2003 (from CHF 64 million to CHF 48 million), further improving the Company's already solid financial ratios. These ratios were instrumental in securing very attractive interest rates for the Company's debut Euro Bond issue in June, a 500 million euro credit facility that continues the Company's conservative strategy of assuring a base long-term debt level at very attractive rates.

Successful hedging operations allowed the Company to offset currency exchange risks of its booked transaction exposure in the first half of 2003. The Company's tax rate remained steady at 27 percent of earnings before taxes.

Net income reached CHF 193 million for the first half of 2003 (CHF 2.81 per share), compared to CHF 224 million last year (CHF 3.30 per share).

The Company maintained its extremely strong balance sheet and strengthened it, as previously mentioned, with its issue of a 500 million Euro Bond. Net debt rose slightly compared to the end of last year due to the lower free cash flow and the increased payout to shareholders. In May, the Company distributed its higher CHF 3 per share cash payment to shareholders totaling CHF 206 million.

Free cash flow for the first half of 2003 fell below the comparable period in 2002, to total CHF 44 million. This was due to lower operational results, some build-up of inventories in June, and the absence of certain positive currency effects that improved cash flow in the first half of 2002.

MOST SEGMENTS IMPROVE SALES IN LOCAL CURRENCIES

Four of the Company's five business segments equaled or increased sales in local currencies during the first half of 2003. Plastic Additives and Water & Paper Treatment enjoyed reasonable volume growth. Price erosion was heaviest among the semi-specialty product ranges, while the specialty product ranges fared more favorably. Plastic Additives and Water & Paper Treatment announced selected price increases in May, which are already beginning to show a positive influence. This followed an increase in their raw material prices, a trend that appears to have peaked during the second quarter. Textile Effects faced a particularly strong base effect. Its dyes business faced heavy price pressure and its textile chemicals business continued to perform well. Home & Personal Care saw strong sales of whiteners and sales of UV absorbers for sunscreen protection were very strong in the first quarter leading up to the summer months.

The strongly negative currency exchange rate movements affected every segment's profitability to a varying degree, as most have higher production costs in Swiss francs and euros than sales revenue. Water & Paper Treatment, with its strong production base in the U.K., was the least impacted by this trend. Raw material price increases pressured margins in Plastic Additives and Water & Paper Treatment additionally, which could only be partially compensated by productivity improvements and tight cost management. In addition, the improved capacity utilization rates in the first quarter, which came from higher volume growth, were impacted late in the second quarter as production was significantly scaled down in order to counter inventory build-ups in the face of the de-stocking observed at customers. Several steps were taken during the first half too in preparation for future business growth. For example, Home & Personal Care is pursuing registration of its UV absorber line in the United States while Water & Paper Treatment hired new personnel in Asia to pursue more growth opportunities in that region.

ACCELERATED INVESTMENTS IN FUTURE GROWTH OPTIONS

At the beginning of the year, the Company started a new program, "Managing for Growth", designed to focus the entire organization on the pursuit of profitable top-line growth. During the first half of 2003, 29 high-impact growth projects were initiated in the areas of cross-segment growth, innovation, geographic growth and service offerings. Several of them are in advanced stages and nearing implementation. Additional actions that will be finalized during the second half of the year include:

o New Middle East regional headquarters in Bahrain to coordinate a local sales force and take advantage of the many opportunities there.

o A similar project for Eastern Europe, bringing a more coordinated approach to existing activities.

o Additional investments and resources for the fast-growing Asia-Pacific region, including taking on full ownership of a current joint venture in India for the production of whiteners.

o A new Expert Services Business Unit dedicated to leveraging the Company's extensive internal knowledge and expertise into a sustainable revenue stream.

o A 50 percent increase in funding for the Research Fund for high-potential research projects, from CHF 10 million to CHF 15 million per year, to support the many promising ideas that have come forward from researchers.

Positive results from these projects are expected to begin in 2004.

Armin Meyer, Chairman and CEO: "Profitable organic growth is a key element for our future success and we have the financial strength to aggressively pursue it right now, investing in our future. This will further brighten our prospects when the economy rebounds. In the second quarter, we launched a strong wave of enthusiasm and empowerment amongst our employees through their active participation in programs focused on generating profitable growth."

OUTLOOK

A variety of factors are currently making it difficult to predict short-term economic trends. Market conditions and customer order patterns remain very volatile and macroeconomic trends are unclear.

The second half of 2003 is proving to be more difficult than anticipated at the beginning of the year. There are still no clear signals of an economic recovery in the second half, which had been a key assumption of past forecasts. Ciba Specialty Chemicals nonetheless continues to expect local currency sales above last year's level for the full year 2003. The EBITDA margin in Swiss francs is expected to remain somewhat weaker than last year. The Company is taking firm steps in this difficult environment to reach net income of around last year's level and to push for a free cash flow of around CHF 500 million. These forecasts are dependent on relatively stable currency exchange rates vis-a-vis the Swiss franc and no further worsening of global economic conditions.

Ciba Specialty Chemicals sticks to its mid-term targets: 6 percent average annual growth, an EBITDA margin of 20 percent of sales and a free cash flow exceeding CHF 1 billion. Due to the challenging currency situation and difficult business environment, which is unexpectedly persistent, Ciba expects now to reach these targets later than originally envisaged.

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2002, the Company generated sales of 7.1 billion Swiss francs and invested 294 million in R&D.


VIRTUAL NEWS KIT: www.cibasc.com/media
o    News release Financial Half Year Results 2003 (including tables) (pdf)
o    Half year 2003 financial report Ciba Specialty Chemicals (pdf)
o    Presentation (available from 10:30 CET onward)
o    Photos: www.cibasc.com/photos
     - Ciba Specialty Chemicals has achieved considerable cost savings through a simplified and harmonized system for storage and transportation.
     - Ciba Specialty Chemicals offers a comprehensive range of effects for packaging; for example, for protection of packaging contents from UV-light.

FINANCIAL CALENDAR
o    October 23, 2003: Nine Month 2003 financial results
o    February 3, 2004: Full year results 2003

FOR FURTHER INFORMATION PLEASE CONTACT:
---------------------------------------

MEDIA                                                    INVESTOR RELATIONS
Thomas Gerlach                                       Matthias A. Fankhauser


Group Communications                                 Investor Relations
Tel. +41 61 636 4444                                 Tel. +41 61 636 5081
Fax +41 61 636 3019                                  Fax +41 61 636 5111


FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in this Report qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "are expected to," "will," "will continue," "should," "would be," "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

CIBA SPECIALTY CHEMICALS
HALF YEAR REPORT 2003

CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)
------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

STATEMENTS OF INCOME
Six months ended June 30,                                                       2003      2002
------------------------------------------------------------------------------------------------
Net sales                                                                       3 379     3 682
------------------------------------------------------------------------------------------------
Gross profit                                                                    1 084     1 246
------------------------------------------------------------------------------------------------
Operating income (EBIT)                                                           327       426
------------------------------------------------------------------------------------------------
Financial income and expense, net                                                  59        93
------------------------------------------------------------------------------------------------
Income from continuing operations, before income taxes and minority               268       333
interest
------------------------------------------------------------------------------------------------
Provision for income taxes                                                         72       100
------------------------------------------------------------------------------------------------
Income from continuing operations, before minority interest                       196       233
------------------------------------------------------------------------------------------------
Minority interest                                                                   3         9
------------------------------------------------------------------------------------------------
Net income                                                                        193       224
------------------------------------------------------------------------------------------------
Basic and diluted earnings per share                                             2.81      3.30
------------------------------------------------------------------------------------------------
Operating income (EBIT)                                                           327       426
------------------------------------------------------------------------------------------------
Depreciation and amortization                                                     180       196
------------------------------------------------------------------------------------------------
EBITDA (b)                                                                        507       622
------------------------------------------------------------------------------------------------

BALANCE SHEETS
June 30,
------------------------------------------------------------------------------------------------
Current assets                                                                  5 789     5 287
------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                              3 046     3 294
------------------------------------------------------------------------------------------------
Other long-term assets                                                          3 222     3 212
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                   12 057    11 793
------------------------------------------------------------------------------------------------
Current liabilities                                                             2 718     1 971
------------------------------------------------------------------------------------------------
Long-term liabilities                                                           5 024     5 492
------------------------------------------------------------------------------------------------
Minority interest                                                                  73        88
------------------------------------------------------------------------------------------------
Shareholders' equity                                                            4 242     4 242
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     12 057    11 793
------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
Six months ended June 30,
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         244       481
------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            -134      -152
------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         283       174
------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                      -16       -47
------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                         377       456
------------------------------------------------------------------------------------------------





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
CONDENSED BUSINESS SEGMENT DATA (unaudited)
--------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs)
                                              Change in %                                                    Change in %
                                           ----------------                                               ----------------
                                                    Local                                                            Local
Six months ended June 30,    2003     2002   CHF curr.(a)       Six months ended June 30,     2003    2002   CHF  curr.(a)
--------------------------------------------------------------------------------------------------------------------------

NET SALES                                                       EBITDA(b)
--------------------------------------------------------------------------------------------------------------------------
Plastic Additives              879      939    -6       +4      Plastic Additives               146     186   -21      -6
--------------------------------------------------------------------------------------------------------------------------
Coating Effects                911    1 002    -9       +0      Coating Effects                 207     221    -6     +13
--------------------------------------------------------------------------------------------------------------------------
Water & Paper Treatment        677      724    -6       +4      Water & Paper Treatment          89      96    -7      +1
--------------------------------------------------------------------------------------------------------------------------
Textile Effects                729      816   -11       -1      Textile Effects                  76     112   -32      -2
--------------------------------------------------------------------------------------------------------------------------
Home & Personal Care           183      201    -9       +6      Home & Personal Care             30      39   -23     +20
--------------------------------------------------------------------------------------------------------------------------
Corporate                                                       Corporate                       -41     -32
--------------------------------------------------------------------------------------------------------------------------
TOTAL NET SALES              3 379    3 682    -8       +2      TOTAL EBITDA(b)                 507     622   -19      +2
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT)                                         OPERATING INCOME MARGIN(d)
--------------------------------------------------------------------------------------------------------------------------
Plastic Additives              100      133   -25       -8      Plastic Additives              11.4%   14.2%
--------------------------------------------------------------------------------------------------------------------------
Coating Effects                160      171    -6      +17      Coating Effects                17.5%   17.0%
--------------------------------------------------------------------------------------------------------------------------
Water & Paper Treatment         48       52    -7       -1      Water & Paper Treatment         7.1%    7.1%
--------------------------------------------------------------------------------------------------------------------------
Textile Effects                 46       79   -41       -2      Textile Effects                 6.4%    9.7%
--------------------------------------------------------------------------------------------------------------------------
Home & Personal Care            18       26   -32      +30      Home & Personal Care            9.6%   12.8%
--------------------------------------------------------------------------------------------------------------------------
Corporate and other            -45      -35                     Corporate
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME         327      426   -23       +2      TOTAL OPERATING INCOME          9.7%   11.6%
(EBIT)                                                          MARGIN(d)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION                                   EBITDA MARGIN(c)
--------------------------------------------------------------------------------------------------------------------------
Plastic Additives               46       53   -11       -2      Plastic Additives              16.7%   19.8%
--------------------------------------------------------------------------------------------------------------------------
Coating Effects                 47       50    -5       +2      Coating Effects                22.7%   22.0%
--------------------------------------------------------------------------------------------------------------------------
Water & Paper Treatment         41       44    -8       +3      Water & Paper Treatment        13.1%   13.3%
--------------------------------------------------------------------------------------------------------------------------
Textile Effects                 30       33    -9       -2      Textile Effects                10.5%   13.7%
--------------------------------------------------------------------------------------------------------------------------
Home & Personal Care            12       13    -6       +1      Home & Personal Care           16.5%   19.5%
--------------------------------------------------------------------------------------------------------------------------
Corporate                        4        3                     Corporate
--------------------------------------------------------------------------------------------------------------------------
TOTAL DEPRECIATION AND         180      196    -8       +1      TOTAL EBITDA MARGIN(c)         15.0%   16.9%
AMORTIZATION
--------------------------------------------------------------------------------------------------------------------------

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



FREE CASH FLOW RECONCILIATION (UNAUDITED)
----------------------------------------------------------------------------------------------
A reconciliation of free cash flow to net cash provided by operating activities is as follows:
----------------------------------------------------------------------------------------
Six months ended June 30,                                                2003     2002
----------------------------------------------------------------------------------------
Free cash flow                                                              44      277
----------------------------------------------------------------------------------------
Net cash from investing activities before sale (acquisition) of             63       82
businesses
----------------------------------------------------------------------------------------
Pro forma dividend of CHF 2 per share                                      137      134
----------------------------------------------------------------------------------------
Restructuring payments                                                       0      -12
----------------------------------------------------------------------------------------
Net cash provided by operating activities                                  244      481
----------------------------------------------------------------------------------------

COMPONENTS OF NET DEBT (UNAUDITED)
----------------------------------------------------------------------------------------
June 30,                                                                 2003     2002
----------------------------------------------------------------------------------------
Short-term debt                                                          1 186      290
----------------------------------------------------------------------------------------
Long-term debt                                                           3 091    3 542
----------------------------------------------------------------------------------------
Cash and cash equivalents                                               -2 738   -2 058
----------------------------------------------------------------------------------------
Short-term investments                                                     -16      -36
----------------------------------------------------------------------------------------
Net debt                                                                 1 523    1 738
----------------------------------------------------------------------------------------


EXCHANGE RATES OF PRINCIPAL CURRENCIES TO CHF (UNAUDITED)
--------------------------------------------------------------------------

                                Average rates during        End of period
                                              period                rates
                                --------------------- --------------------
Six months ended June 30,            2003      2002       2003      2002
--------------------------------------------------------------------------
1      U.S. dollar (USD)              1.35      1.64       1.34      1.48
--------------------------------------------------------------------------
1      British pound (GBP)            2.18      2.36       2.23      2.26
--------------------------------------------------------------------------
1      Euro (EUR)                     1.49      1.47       1.54      1.47
--------------------------------------------------------------------------
100    Japanese yen (JPY)             1.14      1.26       1.13      1.23
--------------------------------------------------------------------------

Three months ended June 30,
--------------------------------------------------------------------------
1      U.S. dollar (USD)              1.34      1.60       1.34      1.48
--------------------------------------------------------------------------
1      British pound (GBP)            2.16      2.33       2.23      2.26
--------------------------------------------------------------------------
1      Euro (EUR)                     1.51      1.46       1.54      1.47
--------------------------------------------------------------------------
100    Japanese yen (JPY)             1.13      1.26       1.13      1.23
--------------------------------------------------------------------------


NOTES TO NEWS RELEASE

(a) Change in percent in local currencies reflects the percent change in (i) 2003 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2002 and (ii) 2002 results, as reported.

(b) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

(c)  EBITDA margin is calculated as EBITDA as a percentage of net sales.

(d) Operating income margin is calculated as operating income as a percentage of net sales.

(e) Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share.

(f) Net debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.



EBITDA, EBITDA margin, free cash flow, net debt and change in percent in local currencies are non-U.S. GAAP (United States Generally Accepted Accounting Principles) measures. These measures are presented as additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with U.S. GAAP, and may not be comparable with similarly-titled measures reported by other companies as the measures are not defined under U.S. GAAP. Management believes the non-U.S. GAAP measures will assist investors' understanding of the performance and liquidity of the Company by providing investors with additional measures to assess the Company's cash flows and available resources for capital expenditures, debt service and capacity, acquisitions, dividends and other uses. The non-U.S. GAAP measures form part of the Company's value-based management reporting system and are used by management to analyze the results of operations and financial condition of the Company and assess the comparative operating performance of the businesses of the Company.